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Christopher C. Frieden	Direct Dial: 404-881-7457	E-mail: cfrieden@alston.com

November 4, 2005

Via EDGAR and Overnight Delivery

Mr. Jeffrey Werbitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549

Re:	BayCorp Holdings, Ltd. Schedule TO-T/13E filed by Sloan Acquisition Corp. Sloan Group Ltd. and Joseph Lewis Filed on October 12, 2005 File No. 05-50357

Dear Mr. Werbitt:

On behalf of our clients, Sloan Acquisition Corp. (“Purchaser”), Sloan Group Ltd. (“Sloan Group”) and Joseph Lewis (Mr. Lewis, Sloan Group and Purchaser are together referred to as the “Offerors”), we kindly thank you for your review of, and comments to, the Schedule TO-T/13E-3 (the “Schedule TO-T”) filed by the Offerors with the United States Securities and Exchange Commission (the “Commission”) on October 12, 2005. Please find set forth below the Offerors’ responses to those comments delivered to the Offerors by the Commission’s Staff (the “Staff”) in a letter, dated October 26, 2005. Concurrently herewith, the Offerors are filing with the Commission Amendment No. 2 to the Schedule TO-T together with the First Supplement to the Offer to Purchase that was filed as Exhibit (a)(1)(i) to the Schedule TO-T (the “Offer to Purchase”).

Schedule TO-T/13E-3

1.	Comment: Although we note that you have checked the going-private transaction box on the Schedule TO, the document should also be “tagged” as a joint Schedule TO-T/13E-3 on EDGAR. If necessary, please contact the Office of Edgar and Information Analysis to request assistance in this regard.

Response:

We have contacted and are working with the Commission’s Office of EDGAR and Information Analysis but have been informed by such office that the particular joint Schedule TO-T/13E-3 is properly “tagged” simply as a Schedule TO-T.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission

November 4, 2005

2.	Comment: Rule 13e-3 requires that each affiliate directly or indirectly engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures, including a determination regarding the fairness of the transaction to the unaffiliated security holders. See Item II.D.3 of the Division of Corporation Finance’s “Current Issues and Rule Making Projects” outline, dated November 14, 2000, available on our website at www.sec.gov. It appears from the disclosure in your Offer to Purchase that Messrs. Getman and Callendrello are affiliates of the issuer and may be engaged in this transaction for purposes of Rule 13e-3. Please revise the proxy statement to include all of the disclosure required by Schedule 13E-3 as it relates to Messrs. Getman and Callendrello. In addition, to the extent they apply, please address the comments below as to these new filing persons. Alternatively, please provide us with the analysis of your apparent belief that Messrs. Getman and Callendrello are not affiliated persons engaged in this transaction.

Response:

The Offerors acknowledge the Staff’s comment and Messrs. Getman and Callendrello will be added as filing persons to the Schedule 13E-3 filed by BayCorp and appropriate revisions will be made to the disclosure contained therein.

The Offerors note that Messrs. Getman and Callendrello did not join the original filing of BayCorp’s Schedule 13E-3 based on their determination that they were not “engaged in the going-private transaction” for purposes of Rule 13e-3. This determination was based on the fact that BayCorp appointed a Special Committee comprised of outside directors (i.e., not including Messrs. Getman and Callendrello) to negotiate the terms of the going-private transaction with Sloan Group and Mr. Getman’s and Mr. Callendrello’s involvement in negotiations related to the going-private transaction was limited to the terms of their future employment with the surviving company.

While Messrs. Getman and Callendrello have entered into agreements regarding their employment as senior management and that contemplate them serving as directors of the surviving company, their employment with the surviving company may be terminated by the surviving company at will and they may be removed as directors (or not reelected) at the discretion of Sloan Group, who will own a substantial majority, if not all, of the surviving company’s equity securities. Additionally, neither Mr. Getman nor Mr. Callendrello has negotiated or entered into any agreement to receive, purchase or otherwise obtain any equity interest in the surviving company. Sloan Group has indicated, without obligating itself, that it may grant them an opportunity to purchase (at the same price paid by Sloan Group under the Offer) equity in the surviving company in the approximate amounts of 8.9% and 2.4%, respectively, to serve as additional incentive for their future contributions to the success of the surviving company. Even if Sloan Group does offer the mentioned equity in the surviving company to Messrs. Getman and Callendrello and they elect to purchase such equity, their 8.9% and 2.4% holdings would not be “material” under these circumstances, given the fact that Sloan Group, a single controlling stockholder, would still possess the remaining 88.7% of the surviving company’s outstanding equity securities.

The Securities and Exchange Commission

November 4, 2005

Based upon the fact that Messrs. Getman and Callendrello will serve as employees and directors of the surviving company at the pleasure of Sloan Group and have not negotiated any ability to exert control upon or within the surviving company through equity ownership, they believed that they were not affiliates “engaged in the going-private transaction” for the purposes of Rule 13e-3 and, therefore, were not required to individually comply with the disclosure, dissemination and filing requirements of such rule and Schedule 13E-3.

3.	Comment: We refer you to the comment above. As affiliates engaged in the transaction, each party must comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3. Please revise or advise.

Response:

Please see our response to Comment 2 above.

4.	Comment: You disclose on page iv of your offer to purchase that in addition to Messrs. Getman and Callendrello, certain other officers and employees of BayCorp have various interests in the offer that are in addition to, or different from, the interests of security holders of BayCorp. More specifically, we note that current executive officers of BayCorp will be part of the management team of the surviving private corporation. In this regard, analyze whether such executive officers and directors should be added as filing persons. If you decide they don’t, please explain the basis of your belief.

Response

As background, the Offerors note for the Staff that, as of June 30, 2005, BayCorp and its subsidiaries had a total of 16 employees, three of whom (Frank W. Getman Jr., Anthony M. Callendrello and Patrycia T. Barnard) were considered to be executive officers of BayCorp. Messrs. Getman and Callendrello are the only officers or employees of BayCorp that also serve on BayCorp’s Board of Directors. Besides Messrs. Getman and Callendrello (who are discussed above in response to Comment 2), the only other executive officer or director that has interests in the transaction that are in addition to or different from BayCorp’s stockholders is Ms. Barnard, BayCorp’s Vice President of Finance and Treasurer, who is expected to continue in her current position with the surviving corporation. Ms. Barnard beneficially owns less than 1% of BayCorp’s outstanding common stock.

As discussed on page 20 of the Offer to Purchase at “Special Factors – Section 5 – Purpose of the Offer; Plans for BayCorp after the Offer and Merger”, it is expected that, following the successful completion of the Offer and the Merger, BayCorp would continue to operate in the same businesses and in generally the same manner as it has previously operated, with the same employees in the same positions. As such, Ms. Barnard, like BayCorp’s other employees, is expected to continue with the surviving entity following the completion of the Offer and the Merger. The Offerors do not, however, believe Ms. Barnard is directly or indirectly engaged in the transaction for purposes of Rule 13e-3. Ms. Barnard has not participated in any of the negotiations concerning the transactions and she has not and is not expected to enter into any contractual employment arrangements with the surviving company.

The Securities and Exchange Commission

November 4, 2005

5.	Comment: Please disclose the pro forma financial information required by Item 13 of Schedule 13E-3. Alternatively, tell us the basis for your belief that this disclosure is not material.

Response:

Upon the successful completion of the Offer, the Offerors will own at least 66 2/3% of BayCorp’s outstanding common stock at which point the Offerors will consummate the Merger, as described in the Offer to Purchase, pursuant to which BayCorp will become a wholly owned subsidiary of Sloan Group. Because BayCorp will have no stockholders other than Sloan Group following completion of the transactions, the Offerors respectfully suggest to the Staff that BayCorp’s pro forma financial statements are not meaningful to BayCorp’s current stockholders. The Offerors also note for the Staff that the proposed cash tender offer and cash merger would not be expected to have any impact on the financial information covered by Item 1010(b) of Regulation M-A and, consequently, any such pro forma information would not differ from BayCorp’s actual financial information.

6.	Comment: Please provide a brief description of the accounting treatment of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Response:

The Offerors expect to account for the transaction using the purchase method.

As discussed above in response to Comment 5, following the completion of the transactions BayCorp will be a wholly owned subsidiary of Sloan Group. Because BayCorp will have no stockholders other than Sloan Group following the Offer and the Merger, the Offerors do not believe that the accounting treatment of the transaction is material to BayCorp’s current stockholders and, consequently, disclosure of such accounting treatment would not be useful to BayCorp’s stockholders.

Offer to Purchase

General

7.	Comment: We note that you disclose throughout your offer to purchase that the terms of the Offer were a result of “arm’s-length discussions” between representatives of the Special Committee, the directors of BayCorp and Sloan Group and the Purchaser. Please advise of the basis for your belief that these negotiations were conducted at arm’s length due to the related party nature of the transaction. In this regard, it appears that the characterization of this offer as being negotiated at arm’s length is inappropriate as the parties involved in the negotiations are affiliates.

The Securities and Exchange Commission

November 4, 2005

Response:

As noted in the Offer to Purchase under “Special Factors – Section 1 – Background of the Offer; Contacts with BayCorp”, the primary terms of the Offer were negotiated by a Special Committee comprised entirely of independent directors who are neither officers nor employees of BayCorp or its subsidiaries, nor have a relationship with Sloan Group or any other relationship which would interfere with the exercise of independent judgment in negotiating the terms of the transaction. Additionally, although the Offerors may be deemed to be affiliated with BayCorp as a result of their beneficial ownership of Shares in connection with the Convertible Notes for purposes of Rule 13e-3, as a practical matter, the Offerors present direct equity interest in BayCorp is only 25,000 Shares and the independent Special Committee had no motive for treating the Offerors more favorably than an unrelated third party would be treated. Accordingly, the Offerors believe that the terms of the Offer were a result of arm’s length discussions.

Summary Term Sheet. page i

What are the Most Significant Conditions of the Offer?, page i

8.	Comment: We note your reference to “any material approval or consent of any governmental authority.” This disclosure suggests that multiple approvals are necessary. Please clarify whether there any other known approvals required other than by the Vermont Public Service Board. If so, please identify the additional approvals. If not, please disclose.

Response:

The Offerors direct the Staff’s attention to the second full paragraph on page 57 of the Offer to Purchase which states that “BayCorp, Purchaser and Sloan Group believe that the only approval of a governmental authority that is necessary in order to consummate the transactions contemplated by the Merger Agreement or the conversion of the Convertible Notes is the prior approval of the VPSB.” The Offerors further note for the Staff that the approval of the Vermont Public Service Board was obtained on November 1, 2005, and that Amendment No. 1 to the Schedule TO-T was filed on November 2, 2005 disclosing the receipt of such approval.

As disclosed on page 58 of the Offer to Purchase, the Offer and the Merger may also be subject to the requirements of New Hampshire RSA 421-A, the New Hampshire Security Disclosure Takeover Act (the “New Hampshire Act”). The New Hampshire Act relates to the disclosure of the transactions and is not a required governmental approval of the transactions themselves. The Offerors received final clearance of the tender offer materials under the New Hampshire Act from the New Hampshire Bureau of Securities Regulation on November 3, 2005.

Special Factors, page 8

Background of the Offer: Contacts with BayCorp, page 5

9.

Comment: Please revise to explain the basis for Sloan Group’s decision to initially pursue a form of merger agreement with BayCorp on May 12, 2005. Currently it is unclear whether BayCorp or Sloan first determined to pursue a merger or other change in

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November 4, 2005

control transaction. Further, discuss the negotiations in more detail. We note from disclosure elsewhere that Sloan had considered purchasing assets of the company.

Response:

Sloan Group never considered purchasing the assets of BayCorp. Sloan Group’s desired structure was always a tender offer followed by a second step merger pursuant to a merger agreement. In April, 2005, as a result of having considered the ongoing capital needs of BayCorp as a part of its due diligence review of BayCorp in connection with the convertible note financing described on pages 52-53 of the Offer to Purchase, Sloan Group proposed the possibility of a tender offer and merger as a means of satisfying the long term capital needs of BayCorp which, in the view of the Sloan Group, could not recognize benefits of being a public company concomitant with the costs and which would operate more cost-effectively as a private company. In response to that proposal BayCorp requested and, on May 12, 2005, received a proposed merger agreement from Sloan Group which described the two-step process of the proposed transaction (step 1 being the tender offer, step 2, the merger), so that BayCorp could evaluate and consider the proposed transaction. The purpose of the request for a draft agreement was not to determine or change the transaction structure, but rather to allow the Special Committee and its counsel to evaluate whether the representations, warranties, terms and conditions of the tender offer/merger provided a reasonable basis for negotiation that was likely to result in a completed transaction.

The Offer to Purchase, at page 20, does contain the sentence, “Sloan Group was initially interested in certain of BayCorp’s businesses,” which, in the context of the paragraph, is intended to convey that some portions of BayCorp’s operations were initially what interested Sloan Group. The sentence does not state or imply that Sloan Group was initially interested in purchasing only certain businesses or certain assets.

10.	Comment: Please explain whether the Special Committee considered any alternatives to the merger agreement and tender offer that is being conducted by the Purchaser. Did the Special Committee or the board consider taking the BayCorp private without the participation of the Purchaser? Alternatively, did the Special Committee and/or the board consider selling the company to an unaffiliated third party by contacting potential strategic suitors or placing the company up for auction? See Item 1013(b) of Regulation M-A.

Response:

The Offerors understand that the Special Committee did consider alternatives to the merger and tender offer, and that BayCorp’s Board of Directors had previously discussed going-private. The Offerors have revised the disclosure at “Special Factors – Section 1 – Background of the Offer; Contacts with BayCorp” on page 7 of the First Supplement to expand the disclosure relating to the background of the offer and alternatives considered by the Special Committee.

11.

Comment: See the immediately preceding comment. Revise to more clearly disclose the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. Why did BayCorp request a form of merger agreement on May 12, 2005? Also, did the

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November 4, 2005

Special Committee, the board or the Purchaser consider structuring the transaction in any alternative ways? Why did the Special Committee and the Purchaser structure the transaction as a tender offer followed by a merger?

Response:

Please see our responses to Comments 9 and 10, above. The Offerors have revised the disclosure at “Special Factors – Section 1 – Background of the Offer; Contacts with BayCorp” on pages 5-7 of the First Supplement to expand the disclosure relating to the background of the offer, alternatives considered by the Special Committee and the basis for structuring the transaction as a tender offer followed by a merger.

12.	Comment: You disclose that the Special Committee voted to direct Jefferies to inform Sloan Group of the Committee’s request for a higher tender offer price from Sloan Group. Please revise to explain the basis for the Special Committee’s belief that a per share price of $14.04 was not adequate. In this regard, we note the reference to the recent decline in market price, the conversion price and the negative change in value of the UNITIL Power contract. Expand to clarify how these factors were considered by the Special Committee with regard to the offer price. Quantify the factors to the extent practicable.

Response:

The $14.04 per share price was the tender offer price first proposed by Sloan Group. The Offerors understand that the Special Committee did not reach a conclusion that $14.04 was or was not within the range of fair prices. Rather, in order to serve the interests of stockholders and obtain from Sloan Group the highest price per share that could reasonably be obtained, the Special Committee resolved to request that Sloan Group raise its initial offer in an attempt to negotiate a better price. Accordingly, the Offerors have not revised the disclosures to explain a conclusion that $14.04 was not a fair price, as the basis for seeking a higher price was not fairness, but rather simply a desire to obtain a higher price.

The Offerors have revised the paragraph referring to the factors cited in Comment 12, at “Special Factors – Section 1 – Background of the Offer; Contacts with BayCorp” on page 7 of the First Supplement, to clarify how the factors referenced in the Comment were considered with regard to the offer price.

13.	Comment: Please explain whether you considered any financial projections or relied on any particular assumptions in determining the Offer price.

Response:

No financial projections were considered nor were any particular assumptions relied upon in connection with the Offerors’ determination of the offer price. The offer price of $14.04 that was initially presented by the Offerors to the Special Committee was based on the conversion price contained in the Convertible Notes described on pages 52-53 of the Offer to Purchase. As

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described on page 6 of the Offer to Purchase and as discussed above in our response to Comment 12, the Special Committee (through its financial advisor) then requested that the Offerors increase the tender offer price above the initial offer of $14.04 per share. In response to this request, the Offerors considered increasing the offer price. The Offerors determined that increasing the tender offer price by $0.15 per share would be expected to increase the overall cost of the acquisition by only approximately $100,000. In addition to improving the already substantial premium represented by the offer price relative to BayCorp’s stock price at that time, the Offerors also believed that paying a premium over the conversion price under the Convertible Notes might also make BayCorp’s stockholders more likely to tender their shares in the Offer. As a result of these considerations, the Offerors determined to increase the offer price from $14.04 to $14.19 per share.

2.	BayCorp’s Position Regarding the Fairness of the Offer, page 7

Fairness of the Offer and Merger, page 8

14.	Comment: All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. To the extent that any one or more of such factors was not considered, or was given little weight, this fact is an important part of the Board’s decision-making process that should be explained to shareholders. Revise the discussion of the board’s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including, for example, historical market prices, net book value, going concern value, etc. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. In addition, if any of the factors yielded a higher per share value than the cash out price, this should be prominently disclosed. Further, conclusory statements regarding the factors in instruction 2 of Item 1014 are not sufficient. For example, you must expand the disclosure that the “Special Committee took into account the current and historical financial condition, liquidity and objectives.” See Question and Answer No. 20 in Exchange Act Release No. 34-17719. To the extent that any filing person is relying on the analyses of another, including the fairness advisor, they must specifically adopt such analyses as their own. In this regard, it is unclear whether the board completed its own analysis or is relying on the analysis of the Special Committee.

Response:

Item 1014(b) of Regulation M-A concerning disclosure of the factors considered in determining the fairness of a going-private transaction provides “[t]he discussion must include an analysis of the extent, if any, to which the filing person’s beliefs are based on the factors described in Instruction 2 of this Item 1014, paragraphs (c), (d) and (e) of this Item 1014 and Item 1015 of regulation M-A.” Additionally, Instruction 2 of Item 1014 begins with the statement that “[t]he factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary.” The list in Instruction 2 includes the factors that would “normally” be important. Finally, Exchange Act Release No. 17719 (Question and Answer No. 20) states that “[t]he factors need be discussed only to the extent that they are material in the context of the transaction.” Based on the language referenced above, the Offerors’ respectfully suggest to the Staff that the rules, regulations and instructions

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November 4, 2005

referenced in the Staff’s comment are intended to guide the disclosure of the factors that were considered by the filing person in making the fairness determination as well as noting factors that might typically be considered, but that the cited rules, regulations and instructions are not intended to mandate a particular substantive fairness analysis or disclosure of factors that were deemed immaterial by the filing person.

Although the Offerors believe that the factors that were considered in determining the fairness of the transactions were adequately disclosed, as requested in the Staff’s Comment, we nevertheless have revised the Offer to Purchase to discuss those factors set forth in Instruction 2 to Item 1014 of Regulation M-A that had not been specifically discussed, to expand upon the weight given to certain of the factors that were considered, and to state that the Special Committee specifically adopted the financial advisor’s analysis and that each of the Board, Mr. Getman and Mr. Callendrello specifically adopted the analysis of the Special Committee. Please see the revised disclosure on pages 8-10, 12, 16-22 and 24 of the First Supplement. Additionally, we direct the Staff’s attention to the discussions of the following factors at the referenced pages of the Offer to Purchase as originally filed with the Commission:

•	1014(c) Approval of Securities Holders: Page 10;

•	1014(d) Unaffiliated Representative: Page 8;

•	1014(e) Approval of Directors: Page 14;

•	Additional factors:

(i) Current market prices: Page 8, “Financial Terms/Premium to Market Price”;

(ii) Historical market prices: Page 14, “Implied Offer Premiums” and “Historical Trading Analysis”;

(iii) Net book value: Pages 13-14, “Asset Cost”;

(iv) Going concern value: Pages 14-17, “Discounted Cash Flow Analysis,” “Sum of the Parts Analysis,” and “Premiums Paid Analysis”; and

(vii) reports, opinions and appraisals described in Item 1015: Pages 11-17, “Opinion of Special Committee’s Financial Advisor.

Please note that the factors referenced in Instruction 2 (vi) and (viii) were not applicable.

15.	Comment: We note the information considered by the Special Committee in making its fairness determination on pages 8 through 10. For each subheading, the disclosure should provide a materially complete description of why the Special Committee believes that the applicable factor supports its determination as to substantive and procedural fairness of the transaction. For example, explain how the “Limited Trading of the Shares” and the “Limited Conditions to Consummation” support the substantive and/or the procedural fairness determination.

Response:

The Offerors have revised the disclosure at “Special Factors – Section 2 – BayCorp’s Position Regarding the Fairness of the Offer” on pages 8-11 of the First Supplement to expand the disclosures as requested in the Comment. The Offerors believe that certain of the fourteen substantive and three procedural considerations described under separate subheadings on pages 8 and 9 of the Offer to Purchase are materially complete in that the reason that each of those considerations supports the recommendation is apparent from the description. For example,

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“Financial Terms/Premium to Market Price” describes the relationship of the Offer to market prices and quantifies or states that the Offer Price represents a premium to shareholders.

16.	Comment: Expand the discussion under the factor “Financial Terms/Premium to Market Price” to address the premium to the conversion price in more detail. While we can appreciate the comparison, it would be helpful to discuss how the conversion price compared to the then current and historical market prices.

Response:

The Offerors acknowledge the Staff’s Comment and have expanded the discussion under the factor “Financial Terms/Premium to Market Price” beginning on page 9 of the First Supplement to address the premium to the conversion price in more detail.

3.	Opinion of the Special Committee’s Financial Advisor, page 11

17.	Comment: We note that you disclose that Jefferies’ written opinion is provided solely to the Special Committee. In this regard, the staff notes the limitation on reliance by security holders in the fairness opinion provided by Jefferies. Because it is inconsistent with the disclosures related to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Jefferies belief that security holders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law.

Response:

Jefferies’ written opinion has been revised and the revised form of opinion has been filed by BayCorp as an exhibit to its Schedule 14D-9 and by the Offerors as an exhibit to the Schedule TO-T. The Offerors have revised the disclosure at “Special Factors – Section 3 – Opinion of the Special Committee’s Financial Advisor” on page 13 of the First Supplement in response to the Staff’s Comment.

18.	Comment: We note your reference to “Financial Projections” on page 12. Please disclose the financial projections and underlying assumptions of the company that were supplied to Jefferies and used to formulate its opinion.

Response:

The “Financial Projections” referred to in the disclosure regarding the opinion of the Special Committee’s financial advisor, were used by Jefferies in connection with its discounted cash flow analysis and have been included, together with related assumptions, in the revised disclosure at “Special Factors – Section 3 – Opinion of the Special Committee’s Financial Advisor” on pages 17-19 of the First Supplement.

The Securities and Exchange Commission

November 4, 2005

19.	Comment: Please expand the disclosure regarding Jefferies’ prior relationship with BayCorp and Sloan. See Item 1015(b)(4) of Regulation M-A. For example, clarify when Jefferies provided BayCorp with a fairness opinion and the compensation received by Jefferies as a result of this prior relationship.

Response:

The Offerors understand that on July 25, 2002, Jefferies rendered a fairness opinion to BayCorp in connection with the disposition of an interest in the Seabrook Nuclear Generating Facility. In consideration of these services, BayCorp paid Jefferies a fee of $225,000. Because this engagement was completed more than two years prior to the engagement of Jefferies in connection with the Offer and the Merger, and no further material relationship is contemplated between BayCorp and Jefferies, the Offerors do not believe Item 1015(b)(4) requires disclosure of the fee paid to Jefferies.

20.	Comment: Please revise to provide a more clear and concise discussion of the BayCorp Valuation performed by Jefferies. For each analysis, including the Asset Cost method, the discounted cash flow method and the sum of the parts method, expand your disclosure to provide a complete discussion of the statistical findings, including how Jefferies determined the range of implied values from the numbered items under each valuation technique. Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. In this regard, we suggest that you take each analysis to the next step. In other words, discuss the meaning of each range of numbers you disclose and how they impact or relate to the determination that the transaction is fair. To the extent that the Offer price falls outside the range of a particular valuation technique, explain why Jefferies believes that the transaction remains fair to BayCorp’s unaffiliated security holders. For example, disclose why Jefferies determined that the transaction is fair despite the fact that the range of implied values per share under the Asset Cost method is higher than the Offer price.

Response:

Although Jefferies believes that all material elements of the valuation analysis conducted by Jefferies of the fairness, from a financial point of view, of the $14.19 per share in cash to be received by holders of Shares (other than Sloan Group or its affiliates or any affiliates of BayCorp) pursuant to the Merger Agreement were previously disclosed, the disclosure describing each valuation analysis has been revised to present additional information for purposes of clarification. Please see the revised disclosure at “Special Factors – Section 3 – Opinion of the Special Committee’s Financial Advisor” on pages 16-22 of the First Supplement.

The Securities and Exchange Commission

November 4, 2005

21.	Comment: We refer you to the “Sum of the Part Analysis.” Please expand your disclosure to explain why Jefferies deemed the transactions to be comparable. What criterion was considered in choosing these companies?

Response:

The Offerors have revised the description of the “Sum of the Parts Analysis” to explain why Jefferies deemed the transactions to be comparable and the criterion for choosing the companies. Please see the revised disclosure at “Special Factors – Section 3 – Opinion of the Special Committee’s Financial Advisor” on page 20 of the First Supplement.

4.	Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding Fairness of the Offer, page 18

22.	Comment: We refer you to comment 14, above. Each filing person must discuss in reasonable detail the material factors upon which it believes that the transaction is fair to BayCorp’s unaffiliated security holders. See Item 1014 of Regulation M-A. A statement that Sloan Group, Purchaser and Mr. Lewis based its determination upon information made available to them by BayCorp and the two bullet points on page 18 are not sufficient to meet the disclosure requirements of Regulation M-A and Schedule 13E-3. Please revise.

Response:

The Offerors acknowledge the Staff’s Comment and have revised the disclosure at “Special Factors – Section 4 – Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding Fairness of the Offer” on page 24 of the First Supplement to reflect the specific adoption by each of Sloan Group, Purchaser and Mr. Lewis of the fairness analyses of BayCorp’s Board of Directors, Special Committee and financial advisor. Please see also our response to Comment 14 and the related disclosure revisions.

23.	Comment: Please revise to include a specific statement as to whether Sloan Group, Purchaser and Mr. Lewis believe that this transaction is fair to BayCorp’s unaffiliated security holders.

Response:

The Offerors acknowledge the Staff’s Comment and have revised the disclosure at “Special Factors – Section 4 – Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding Fairness of the Offer” on page 24 of the First Supplement to more clearly state that Sloan Group, Purchaser and Mr. Lewis believe that the transaction is fair to BayCorp’s unaffiliated security holders.

6.	Possible Effects of the Offer on the Market for Shares, Amex Listing, Exchange Act Registration and Margin Regulations, page 21

24.	Comment: Please disclose the effect of this transaction on Mr. Lewis’ interest in the net book value and net earnings of BayCorp in terms of dollar amount and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

The Securities and Exchange Commission

November 4, 2005

Response:

Mr. Lewis is the ultimate owner of Sloan Group, and controls Sloan Group and Purchaser, Sloan Group’s wholly owned subsidiary. Following the Merger, BayCorp will be a wholly owned subsidiary of Sloan Group. Consequently, Mr. Lewis will have ultimate control of BayCorp and a 100% interest in the net book value and net earnings of BayCorp. As of June 30, 2005, BayCorp’s net book value was $448,000 and its net earnings for the six months ended June 30, 2005 were $(4.6 million).

10.	Related Party Transactions; Interests of Certain Persons in the Offer and Merger, page 37

25.	Comment: Please provide a brief summary of the terms of Messrs. Getman’s and Callendrello’s employment with the Purchaser.

Response:

Neither Mr. Getman nor Mr. Callendrello has entered into an employment agreement with either Sloan Group or the Purchaser. Mr. Getman and Mr. Callendrello each entered into employment agreements with BayCorp dated September 13, 2005 and effective at the Effective Time, as defined in the Merger Agreement. These agreements are described in detail at page 37 of the Offer to Purchase and are included as exhibits to the Schedule TO-T/13E-3. Mr. Getman will be employed as BayCorp’s Chief Executive Officer and President and Mr. Callendrello as BayCorp’s Chief Operating Officer. The employment agreements are for one-year terms, with automatic one-year extensions unless terminated and contain customary restrictive covenants regarding non-competition, use of confidential information and solicitation of employees and customers.

The Tender Offer, page 38

Terms of the Offer; Expiration Date., page 38

26.	Comment: Please revise your disclosure here and throughout your Offer to Purchase to clarify that you may only delay acceptance for payment or payment in anticipation of receiving required governmental approvals, rather than “to delay payment for Shares in order to comply in whole or in part with applicable laws.”

Response:

The sentence referenced in the Staff’s Comment states that “… subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer) …” The Offerors respectfully submit that the quoted language accurately reflects the terms of the Merger Agreement which would permit the Offerors to delay accepting the tendered

The Securities and Exchange Commission

November 4, 2005

Shares for payment to the extent necessary to comply with applicable law subject to compliance with Commission rules. Consequently, the Offerors believe that the Staff’s proposed revision would not accurately reflect the agreement of the parties. The Offerors additionally note that the language referenced in the Staff’s Comment is distinct from, and unrelated to, the Offer Conditions that govern Purchaser’s obligations to consummate the tender offer.

7.	Certain Information Concerning BayCorp., page 47

27.	Comment: Please refer to the first paragraph of this section. We note that the Purchaser is not assuming responsibility for the accuracy or completeness of any information contained in this Section. While the Purchaser may include appropriate language about the limits on the reliability of the information, the Purchaser may not disclaim responsibility for its accuracy. Please revise.

Response:

The disclosure contained in “The Tender Offer – Section 7 – Certain Information Concerning BayCorp” was taken from BayCorp’s June 30, 2005 Quarterly Report on Form 10-Q. The Offerors respectfully note for the Staff that the Offerors are not presently officers, directors or significant stockholders of BayCorp (as the Offerors directly own only 25,000 shares of BayCorp common stock as of the date of this letter). Although the Offerors have performed a due diligence review of BayCorp in connection with the proposed transaction, the Offerors do not have access to all of BayCorp’s books, records, contracts and related information and, as a result, have no means of verifying the accuracy of the information contained in BayCorp’s filings. Moreover, the Offerors have no means of knowing whether BayCorp has omitted any material information from its filings. As such, the Offerors believe that the language referenced in the Staff’s comment is appropriate. The Offerors also note for the Staff that a review of a sampling of similar offers to purchase revealed that the referenced disclosure is typical in a transaction of this nature.

11.	Certain Conditions of the Offer, page 55

28.	Comment: See condition (j). To the extent that the Merger Agreement allows the Purchaser to unilaterally terminate the merger at will, it appears that this condition is not outside of your control and the offer may be illusory. Please revise this condition or advise.

Response:

It is the Offerors’ and BayCorp’s belief and interpretation of the Merger Agreement that the Offerors do not have the right to unilaterally terminate the Merger Agreement other than upon the occurrence of certain events that are not solely within the Offerors’ control. It is their further understanding and interpretation of the Merger Agreement that none of the Offer Conditions, as set forth at Appendix A to the Merger Agreement and as described on pages 55-56 of the Offer to Purchase, are solely within the Offerors’ control. Consequently, we believe that the Offer is not illusory.

The Securities and Exchange Commission

November 4, 2005

The Offerors respectfully note that the termination provisions of the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) do not allow the Offerors to unilaterally terminate the Merger Agreement at will as none of the events or circumstances that would trigger Sloan Group’s or Purchaser’s right to terminate the Merger Agreement are solely within the control of the Offerors. The terms of the Merger Agreement provide that the Merger Agreement may be unilaterally terminated, and the Offer and the Merger abandoned, by Sloan Group for the following reasons:

a.	if no Shares have been accepted for payment by the Offerors, Sloan Group may terminate the Merger Agreement on or after November 30, 2005, provided that Sloan Group may not exercise this termination right if the failure to accept the Shares for payment is the result of Sloan Group’s failure to fulfill any obligation under the Merger Agreement;

b.	if any governmental authority shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which is then in effect and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and such injunction, order, decree or ruling shall have become final and non-appealable;

c.	if no Shares have been accepted for payment by the Offerors because one of the following events shall have occurred:

•	A change in the recommendation of BayCorp’s Board of Directors to BayCorp’s stockholders or the adoption of a resolution to make a change in the recommendation of BayCorp;

•	BayCorp’s Board of Directors shall have recommended to the stockholders of BayCorp a competing transaction or shall have publicly announced it intends to do so or shall have entered into any letter of intent of similar document or any agreement, contract or commitment accepting any competing transaction;

•	BayCorp fails to include in the Schedule 14D-9 the recommendation in favor of holders of shares accepting the Offer and tendering their shares in the Offer;

•	BayCorp’s Board of Directors fails to reaffirm its recommendation in favor of holders of shares accepting the Offer and tendering their shares in the Offer within 5 business days after Sloan Group requests in writing that such recommendation be reaffirmed;

•	BayCorp’s willful breach of its obligations not to solicit competing bids or transactions as contemplated by Section 6.05 of the Merger Agreement; or

•	Failure by BayCorp’s Board of Directors to recommend against acceptance of a competing tender or exchange offer for 25% or more of the shares of BayCorp (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

The Securities and Exchange Commission

November 4, 2005

d.	if due to a failure to satisfy any Offer Condition, Purchaser shall have (i) failed to commence the Offer as contemplated by the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer, unless such inaction under (i), (ii) or (iii) shall have been caused by or resulted from the failure of Purchaser or Sloan Group to perform, in any material respect, any of their material covenants or agreements contained in the Merger Agreement, or the material breach by Purchaser or Sloan Group of any of their material representations or warranties contained in the Merger Agreement.

Although the Offerors have the right to terminate the Merger Agreement in those circumstances described in (a)-(d) above, in each of these circumstances an event beyond the control of the Offerors must occur in order for the circumstances set forth in (a)-(d) above to occur. For instance, with respect to (a) above, Sloan Group may terminate the Merger Agreement if the Shares have not been accepted for payment by November 30, 2005 provided that Sloan Group has fulfilled its obligations under the agreement. Pursuant to Section 1.01 of the Merger Agreement, subject to the prior satisfaction of the Offer Conditions, Purchaser and Sloan Group are obligated to consummate the Offer in accordance with its terms and accept for payment all Shares validly tendered and not properly withdrawn by 9:00 A.M. Eastern Time on the next business day after the expiration of the Offer. Consequently, the Offerors may only terminate Merger Agreement under (a) above in the event that an Offer Condition is not satisfied and, as a result, the tendered shares are not accepted for payment. Because the satisfaction of, or failure to satisfy, the Offer Conditions is beyond the sole control of the Offerors, the ultimate right to terminate the Merger Agreement pursuant to (a) above is not solely within the control of the Offerors.

The Offerors’ right to terminate the Merger Agreement as a result of the occurrences in (b) and (c) above clearly are triggered by events that are beyond the sole control of the Offerors.

With respect to termination of the Merger Agreement pursuant to (d) above, similar to any termination by the Offerors pursuant to (a) above, we note for that Staff that the Offerors are not entitled to terminate the Merger Agreement absent the failure of an Offer Condition. Because the satisfaction of, or failure to satisfy, the Offer Conditions is beyond the sole control of the Offerors, the ultimate right to terminate the Merger Agreement pursuant to (d) above is not solely within the control of the Offerors. The conditions to the Offerors’ obligations are customary for a transaction of this nature.

29.	Comment: See the immediately preceding comment. Refer to condition (k) at the bottom of page 56. That condition states that you may terminate the offer if the “Purchaser and BayCorp shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder.” This language implies that the parties to this transaction may essentially terminate the offer at will, so long as they both agree to do so. While you may condition your offer on any number of objectively verifiable conditions outside of your control, reserving the right to terminate the offer at will for no reason renders it illusory. Please revise.

The Securities and Exchange Commission

November 4, 2005

Response:

We respectfully disagree with the Staff’s assertion that a condition permitting the Purchaser and BayCorp to mutually agree to terminate the Offer or delay the acceptance of the Shares for payment renders the Offer illusory. Provisions of this nature are intended to allow the parties the flexibility to address unforeseen changes in circumstance which occur and cause the Offer no longer to be in the best interests of the parties or their respective stockholders. Additionally, provisions of this nature are customary and contained in virtually all negotiated business combination transactions. We respectfully submit that the Offer is not illusory as the Purchaser is only relieved of its obligation to consummate the tender offer in the event that BayCorp agrees to such a termination. BayCorp’s Board of Directors (upon the recommendation of its Special Committee comprised solely of independent directors) would only agree to such a termination when it was in the best interests of BayCorp’s unaffiliated stockholders. Because termination is not at the will of or within the control of any single party, the offer is not illusory.

30.	Comment: We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the rights described in this section will not be deemed a waiver of such rights and that each right will be deemed an ongoing right that may be asserted at any time and from time to time. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. In addition, please be aware that once you waive an offer condition, you may not “reassert” that condition without formally changing the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

Response:

The Offerors respectfully suggest to the Staff that the language on page 56 of the Offer to Purchase (reflecting the terms of the Merger Agreement) that the failure by Sloan Group or Purchaser to exercise any of their rights with respect to the Offer Conditions not being deemed a waiver of such rights is a typical provision found in most acquisition agreements relating to a business combination of the type contemplated by the parties. The referenced language is intended to protect the Offerors from assertions that they have, by inaction, waived an Offer Condition, or that a waiver of one event or condition constitutes an implied waiver of similar or different events or conditions that may arise later. This language is important because, if inaction is permitted to result in waiver of a condition, there is an increased risk that factual disputes will arise as to whether the Offerors were aware that an Offer Condition had been triggered. By requiring active waiver of conditions as they arise (as opposed to a possible deemed waiver by the failure to assert particular rights) the parties avoid disputes as to the Offerors’ awareness that a condition has been triggered as well as any debate as to whether a condition has been waived, including the argument that a waiver may be implied from prior conduct. The language allows the parties to consider separately each event that may breach an Offer Condition and clarifies that any waiver is specific to the referenced event or condition.

The Securities and Exchange Commission

November 4, 2005

The Offerors acknowledge that they may not tacitly waive a condition to the Offer by failing to assert their rights. In addition, the Offerors acknowledge that once they have waived a particular Offer Condition with respect to a particular set of facts or circumstances, they may not reassert that condition with respect to that same set of facts or circumstances without formally changing the terms of the Offer. We note for the Staff, however, that the Offerors believe that the waiver of the same Offer Condition with respect to a different set of facts or circumstances would not require any change to the terms of the Offer.

Letter of Transmittal

31.	Comment: We note your request that the security holder acknowledge that they “understand” certain terms the offer. It is not appropriate to require security holders to attest to the fact that they “understand” the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Response:

We acknowledge that requiring security holders to attest to the fact that they “understand” certain terms of the Offer does not constitute, and the Offerors do not intend to utilize such language as, a waiver of liability by such security holders.

In connection with these responses to the Staff’s comments, Purchaser, Sloan Group and Mr. Lewis, as the filing persons with respect to the Schedule TO, acknowledge that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted at the outset, the Offerors have filed with the Commission an amendment to their Schedule TO-T/13E-3. The Offerors do not believe that the revisions to the either schedule, whether viewed singularly or as a whole, are material to a stockholder’s decision as to whether to tender shares and do not require that the Offerors mail supplemental materials to BayCorp’s stockholders. Thank you for your consideration of the Offerors’ responses to the Staff’s Comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7457 or Chip MacDonald at (404) 881-7582 with any questions or concerns in this regard.

The Securities and Exchange Commission

November 4, 2005

Best regards,

/s/ CHRISTOPHER C. FRIEDEN
Christopher C. Frieden

CCF: ccf
cc:	Thomas B. Youth Christopher D. Mangum Ralph F. MacDonald III